Exhibit 99.1

ZK International Selected as a Major Supplier during Annual Bid for Municipal
Water Supply Infrastructure with Changsha Water Group

WENZHOU, China, August 2, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, today announced that the Company has been selected as a major supplier during the annual bid with Changsha Water Group to supply stainless steel piping for the water supply infrastructure of Changsha, the capital and most populated city in Hunan Province.

In November 2017, the municipal government of Changsha issued a regulation to immediately begin updating the existing water supply infrastructure pipeline to stainless steel. There are approximately 7.5 million people living in Changsha. As the overall economy and population in China continue to grow, the central government is making it mandatory for local governments to provide cleaner and healthier water to its residents.

Every year, Changsha Water Group invites the leading piping infrastructure suppliers of China to bid on its budgeted annual pipeline procurement program for the coming year. For this year’s bid, ZK International was selected as the major supplier for the projects and ranked number two among all approved suppliers after a comprehensive assessment of product quality, delivery capacity, and engineering support. It is estimated that over $30 million in stainless steel piping infrastructure will be purchased throughout the year for various projects through one or several suppliers at Changsha Water Group’s discretion. Historically, bidders ranked first and second are each allocated approximately 30% of the total stainless steel pipe purchases during the year.

Mr. Jiancong Huang, Chairman of ZK International, commented, “We are pleased to once again be selected as one of only a few suppliers to partner with Changsha Water Group in its effort to upgrade the existing water infrastructure of the city. Through this partnership, we continue to fulfill our mission to supply the next generation in China with clean water. We look forward to continuing our successful working relationship with Changsha Water Group and others in China.”

About Changsha Water Supply Co., Ltd.

Founded in 1951, Changsha Water Supply Co., Ltd. is a leading water supply company in China with comprehensive operations in water supply, water supply infrastructure construction, wastewater treatment, and equipment manufacturing. The company has more than 2,600 employees and assets of approximately $2.7 billion.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com